  Exhibit 99.1
Silver Elephant: Gibellini Vanadium Project’s PEA Shows 25.4% After Tax IRR At $10/lb V2O5, Capex $147 million

Vancouver, British Columbia, August 30, 2021 –Silver Elephant Mining Corp. (“Silver Elephant” or the “Company”) (TSX:ELEF, OTCQX:SILEF, Frankfurt:1P2N) is pleased to announce the results of a preliminary economic assessment (the “2021 PEA”) for its Gibellini vanadium project (“Gibellini project”) that demonstrates an after-tax internal rate of return (“IRR”) of 25.4%, and after-tax cumulative cash flow of $260.8 million, assuming an average vanadium pentoxide (V2O5) price of $10.00 per pound.

The Gibellini project is designed to be an open pit, heap leach operation in Nevada’s Battle Mountain region (25 km south of Eureka) with initial capital cost of $147 million, average annual production is 10.2 million pounds of V2O5 , at an all-in sustaining cost of $6.04 per pound with strip ratio of 0.18 to 1 (waste rock:leach material).

As of August 27, 2021, the European price of vanadium pentoxide (98%) was $9.60 per pound according to www.asianmetal.com.

The 2021 PEA was prepared by Wood Group USA, Inc (Wood) and Mine Technical Services Ltd. (MTS). The technical report that summarizes the 2021 PEA will be filed under the Company’s SEDAR profile and available within 45 days.

All dollar values are expressed in US dollars unless otherwise noted.

2021 PEA Highlights:

The 2021 PEA is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Highlights of the 2021 PEA (after tax):

Internal rate of return	25.4%
Payback period	2.49 years
Life of mine	11.1 years
Total V2O5 recovered	114.6 million lbs
Average V2O5 selling price	$10 per lb
Cash operating cost	$4.70 per lb V2O5
All-in sustaining cost	$6.04 per lb V2O5
Initial capital cost including 25% contingency	$147 million
Average grade	0.271% V2O5
Strip ratio (waste:leach)	0.18:1
Mining operating rate	9,700 tons per day
Total material leached	33.4 million tons
Average V2O5 recovery through direct heap leaching	63.4%

Mineral Resources

The PEA Mineral Resource is based on Measured, Indicated and Inferred Mineral Resource estimates for the Gibellini deposit and Inferred Mineral Resource estimates for the Louie Hill and Bisoni McKay deposits, totaling131.34 million pounds of contained V2O5 in the Measured and Indicated categories, and 227.81 million pounds of contained V2O5 in the Inferred catetory.
Mineral Resource Statement, Gibellini

Confidence Category	Domain	Cut-offV2O5 (%)	Tons(kton)	GradeV2O5 (%)	ContainedV2O5 (klb)
Measured	Oxide	0.101	3,960	0.251	19,870
	Transition	0.086	3,980	0.377	29,980
Indicated	Oxide	0.101	7,830	0.222	34,760
	Transition	0.086	7,190	0.325	46,730
Total Measured and Indicated			22,950	0.286	131,340
Inferred	Oxide	0.101	160	0.170	550
	Transition	0.086	10	0.180	30
	Reduced	0.116	14,800	0.175	51,720
Total Inferred			14,970	0.175	52,300

Notes:
1.
The Qualified Person for the estimate is Mr. Todd Wakefield, RM SME of Mine Technical Services Ltd. The Mineral Resources have an effective date of 5 June 2021. The resource model was prepared by Mr. E.J.C. Orbock III, RM SME.
2.
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3.
Mineral Resources are reported at various cut-off grades for oxide, transition, and reduced material.
4.
Mineral Resources are reported within a conceptual pit shell that uses the following assumptions: Mineral Resource V2O5 price of $14.64/lb; mining cost: $2.21/st mined; process cost: $13.62/st processed; general and administrative (G&A) cost: $0.99/st processed; metallurgical recovery assumptions of 60% for oxide material, 70% for transition material and 52% for reduced material; tonnage factors of 16.86 ft3/st for oxide material, 16.35 ft3/st for transition material and 14.18 ft3/st for reduced material; royalty: 2.5% net smelter return (NSR); shipping and conversion costs: $0.37/lb. An overall 40° pit slope angle assumption was used.
5.
Rounding as required by reporting guidelines may result in apparent summation differences between tons, grade and contained metal content. Tonnage and grade measurements are in US units. Grades are reported in percentages.

Mineral Resource Statement, Louie Hill

Confidence Category	Cut-offV2O5 (%)	Tons(kton)	GradeV2O5 (%)	ContainedV2O5 (klb)
Inferred	0.101	7,520	0.276	41,490

Notes:
1.
The Qualified Person for the estimate is Mr. Todd Wakefield, RM SME, of Mine Technical Services Ltd. The Mineral Resources have an effective date of 5 June 2021. The resource model was prepared by Mr. Mark Hertel, RM SME.
2.
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
3.
Oxidation state was not modeled.
4.
Mineral Resources are reported within a conceptual pit shell that uses the following assumptions: Mineral Resource V2O5 price of $14.64/lb; mining cost: $2.21/st mined; process cost: $13.62/st processed; general and administrative (G&A) cost: $0.99/st processed; metallurgical recovery assumptions of 60% for mineralized material; tonnage factors of 16.86 ft3/st for mineralized material; royalty: 2.5% net smelter return (NSR); shipping and conversion costs: $0.37/lb. An overall 40° pit slope angle assumption was used.
5.
Rounding as required by reporting guidelines may result in apparent summation differences between tons, grade and contained metal content. Tonnage and grade measurements are in US units. Grades are reported in percentages.

Mineral Resource Statement, Bisoni–McKay

Area	ConfidenceCategory	Domain	Cut-offV2O5 (%)	Tons(kton)	GradeV2O5 (%)	ContainedV2O5 (klb)
North Area A	Inferred	Oxide	0.107	6,970	0.29	39,720
		Transition	0.124	1,500	0.33	9,900
		Reduced	0.139	9,080	0.39	70,580
Total North Area A	Inferred	All	Variable	17,540	0.34	120,210
South Area B	Inferred	Oxide	0.107	1,470	0.28	8,160
		Transition	0.124	320	0.40	2,540
		Reduced	0.139	510	0.30	3,100
Total South Area B	Inferred	All	Variable	2,300	0.30	13,810
Total	Inferred	All	Variable	19,850	0.34	134,020

Notes:
1.
The Qualified Person for the estimate is Mr. Todd Wakefield, RM SME, of Mine Technical Services Ltd. The Mineral Resources have an effective date of 5 June 2021.
2.
Mineral Resources are reported at various cut-off grades for oxide, transition, and reduced material.
3.
Mineral Resources are reported within a conceptual pit shell that uses the following assumptions: Mineral Resource V2O5 price of $11.50/lb; mining cost: $2.90/st mined; process cost: $13.75/st; general and administrative (G&A) cost: $1.00/st processed; metallurgical recovery assumptions of 65% for oxide material, 56% for transition material and 50% for reduced material; tonnage factors of 16.86 ft3/st for oxide material, 16.35 ft3/st for transition material and 14.18 ft3/st for reduced material; royalty: 2.5% net smelter return (NSR); shipping and conversion costs: $0.625/lb. An overall 40° pit slope angle assumption was used.
4.
Rounding as required by reporting guidelines may result in apparent summation differences between tons, grade and contained metal content. Tonnage and grade measurements are in US units. Grades are reported in percentages.

Mining & Processing

A subset of the Gibellini and Louie Hill Mineral Resource estimates were adopted in the 2021 PEA mine plan. Bisoni McKay Mineral Resource estimate was not included in the mine plan in the 2021 PEA to better reflect the Company’s already submitted plan of operation in its permitting efforts.

Subset of the Gibellini Mineral Resource Estimate within the 2021 PEA Mine Plan

Leach Material	Domain	Cutoff V2O5 (%)	Tons ('000)	V2O5 Grade (%)	Contained V2O5 Lbs ('000)
Measured	Oxide	0.135	3,890	0.253	19,684
	Transition	0.135	3,944	0.378	29,824
	Reduced	0.135	-	0.000	-
Indicated	Oxide	0.135	6,246	0.240	30,024
	Transition	0.135	7,056	0.316	44,624
	Reduced	0.135	-	0.000	-
Total Measured and Indicated			21,136	0.294	124,156
Inferred	Oxide	0.135	116	0.174	403
	Transition	0.135	-	0.000	-
	Reduced	0.135	5,183	0.163	16,919
Total Inferred			5,299	0.163	17,323

Subset of the Louie Hill Mineral Resource Estimate within the 2021 PEA Mine Plan

Leach Material	Domain	Cut-off(%)	Tonnage(kton)	V2O5(%)	V2O5(klb)
Inferred	Oxide	0.155	6,963	0.282	39,315
	Transition	0.155	—	0.000	-
	Reduced	0.155	—	0.000	-
Total Inferred			6,963	0.282	39,315

Capital and operating costs for the 2021 PEA are based on supplying 3 Mt of crushed and agglomerated leach material annually from two open pits at Gibellini and Louie Hill. Initial mine development will be focused on Gibellini, with Louie Hill following nine years later.

Mining at the Gibellini and Louie Hill deposits is planned to be a conventional open pit mine using a truck and loader fleet consisting of 100-ton trucks and front-end loaders. A power line would be constructed from an existing transmission line and water will be leased from a private ranch. Both water and power sources are within five miles of the planned mining operations.
The average annual mine production during the 11.1 year mine life will be 3.56 million tons of leach material (3 Mst) and waste (0.56 Mst) at a strip ratio of 0.18 (w:l).

Period	Total	Rock Waste	Oxide Leach	Transition Leach	Reduced Leach	Leach Total	V2O5	Contained V2O5	ProducedV2O5
	(kt)	(kt)	(kt)	(kt)	(kt)	(kt)	(% V2O5)	(mbls)	(mbls)
YR1	3,002	2	2,573	424	2	3,000	0.298	17,877	10,915
YR2	3,072	72	2,025	974	1	3,000	0.320	19,221	12,297
YR3	3,117	117	766	2,185	50	3,000	0.401	24,059	16,293
YR4	3,096	96	2,423	577	0	3,000	0.227	13,602	8,638
YR5	3,081	81	1,096	1,862	42	3,000	0.281	16,881	11,252
YR6	3,011	11	395	2,158	447	3,000	0.292	17,519	11,824
YR7	5,943	2,943	641	1,817	542	3,000	0.224	13,447	8,926
YR8	4,232	1,232	308	960	1,732	3,000	0.178	10,657	6,409
YR9	3,203	203	591	44	2,365	3,000	0.187	11,214	6,121
YR10	3,067	67	3,000	0	0	3,000	0.364	21,857	12,999
YR11	4,191	1,191	3,000	0	0	3,000	0.218	13,057	7,922
YR12	518	121	397	0	0	397	0.177	1,405	870
YR13									101
Total	39,533	6,136	17,215	11,000	5,183	33,397	0.271	180,794	114,568

Mining will be completed using contract mining, with Silver Elephant’s mining staff overseeing the contracted mining operation and performing the mine engineering and survey work.

The processing method envisioned will be to feed leach material from the mine via loader to a hopper that will feed a crushing plant. The leach material will be fed to the agglomerator where sulfuric acid, flocculent and water will be added to achieve adequate agglomeration. The agglomerated leach material will be transported to a stacker on the leach pad, which will stack the material to a height of 15 feet. Once the material is stacked, solution will be added to the leach heap at a rate of 0.0025 gallons per minute per square foot. The solution will be collected in a pond and this pregnant leach solution (“PLS”) will be sent to the process building for metal recovery. In the process building, the PLS will go through solvent extraction (“SX”) and stripping processes to produce vanadium pentoxide.

Capital and Operating Costs

During the capital period, an initial leach pad having a capacity of 16.7 Mst will be constructed, and will be followed by one expansion of approximately 16.7 Mst. The total initial capital cost is estimated at approximately $147 million.

Project Capital Cost Estimate

Cost Description	Total ($000s)
Open Pit Mine
Mobile equipment	122
On Site Infrastructure
Site preparation	2,740
Roads	1,577
Water supply	2,263
Sanitary system	69
On-site electrical	2,325
Communications	187
Contact water ponds	186
Non-process facilities - buildings	8,594
Process Facilities
Material handling	21,730
Heap leach system	22,033
Process plant	24,167
Off-Site Infrastructure
Water system	5,095
Electrical supply system	3,657
First fills	975
Total Direct Cost	95,720
Construction indirect costs	5,355
Sales Tax/OH&P	5,333
EPCM	11,178
Contingency	29,396
Total Project Cost	146,982

Note: OH&P = overhead and profit, EPCM = engineering, procurement and construction management

Sustaining capital is estimated at $25.2 million.

Sustaining Capital Costs

Description	Total ($000s)
Leach pad expansions	23,069
Haul road to Louie Hill	814
Storm water controls Louie Hill pit/waste rock facility/roads	386
Equipment annual allowance	971
Total Sustaining Capital	25,240

Operating costs are estimated to average $16.12 per ton leached, or $4.7/lb V2O5 recovered

Operating Costs

Total Cash Operating Cost	$ per Ton Leached	$ per lb of V2O5 Recovered
G&A	0.97	0.28
Mining Cost	3.36	0.98
Total Processing Cost	11.79	3.44
Total	16.12	4.70

The cash operating costs in the first half of the Gibellini project covering years 1–7 is $4.20 per lb of V2O5 produced and for years 8–12 is $5.87 per lb of V2O5 produced, resulting in a weighted average cash cost of $4.70 per lb of V2O5 produced and all-in sustaining cost of $6.04/lb. The cash operating cost is lower in the first half of the Gibellini project due to processing of higher-grade material.

Vanadium Recoveries and Metallurgical Testing
Approximately 114.6 million pounds of V2O5 is expected to be produced from the Gibellini and Louie Hill leaching operations at an average recovery of 63.4% (oxide: 60%, transition: 70% and reduced: 52%). The heap leaching will be performed at ambient temperature and atmospheric pressure without pre-roasting or other beneficiation process. The PLS will be continuously collected with leach material undergoing, on average, a 150 day heap-leaching cycle.

The direct heap leach vanadium recovery estimates used in the 2021 PEA were based on extensive metallurgical test work performed by SGS Lakefield Research Laboratories, Dawson Minerals Laboratories, and McClelland Laboratories. Samples were selected from a range of depths within the Gibellini deposit, and are considered to be representative of the various types and styles of mineralization within that deposit. Samples were obtained to ensure that tests were performed on sufficient sample mass. The end results demonstrated low acid consumption (less than 100 lb acid consumption per ton leached) and high recovery through direct leaching.

Solvent extraction processing was conducted to recover vanadium from sulfuric acid PLS generated during pilot column testing on bulk leach samples from the Gibellini project. Laboratory-scale testing was conducted on select solutions generated during the pilot SX processing, to optimize the SX processing conditions. Additional laboratory scale testing was successfully conducted on the loaded strip solution to purify, precipitate and extract final marketable vanadium-bearing products.

Sensitivity Analysis

The tables below show the sensitivity analysis to the vanadium pentoxide price, grade, and to the PEA capital cost and operating costs. A sensitivity analysis to vanadium price indicates strong project economics even in very challenging conditions, and that the Gibellini project is well positioned to benefit from the current rising vanadium price environment. A 30% increase in the vanadium price to $13/lb V2O5 relative to the base case translates to a 42% IRR and $295.4 million after-tax net present value at a 7% discount rate.

Sensitivity Analysis to Changes Vanadium Price

V2O5 Price Change	V2O5 Price	After-tax IRR	After-tax NPV	After-tax Cashflow
(%)	(US$/lb)	(%)	(US$ M @ 7%)	(US$ M)
45	14.50	49%	377.0	671.5
30	13.00	42%	295.4	536.8
15	11.50	34%	212.3	399.7
Base Case	10.00	25%	127.9	260.8
-15	8.50	14%	42.1	122.3
-30	7.00	0%	(55.8)	(38.9)
-45	5.50	0	(155.1)	(202.0)

Sensitivity Analysis to Changes in Vanadium Grades

Grade Change	After-tax IRR	After-tax NPV	After-tax Cashflow
(%)	(%)	(US$ M @ 7%)	(US$ M)
45	48%	363.8	649.7
30	41%	286.6	522.2
15	34%	207.7	392.2
Base Case	25%	127.9	260.8
-15	15%	46.9	130.0
-30	0%	(45.2)	(21.4)
-45	0	(139.0)	(175.5)

Sensitivity Analysis to Changes in Capital Cost Estimates

CAPX Change	After-tax IRR	After-tax NPV	After-tax Cashflow
(%)	(%)	(US$ M @ 7%)	(US$ M)
45	14%	69.2	197.5
30	17%	89.2	218.6
15	21%	108.6	239.7
Base Case	25%	127.9	260.8
-15	31%	146.9	281.9
-30	38%	165.8	303.0
-45	0	184.7	324.1

Sensitivity Analysis to Changes in Operating Cost Estimates OPEX

Change	After-tax IRR	After-tax NPV	After-tax Cashflow
(%)	(%)	(US$ M @ 7%)	(US$ M)
45	8%	3.6	50.6
30	15%	49.2	128.5
15	21%	89.2	195.3
Base Case	25%	127.9	260.8
-15	29%	166.4	326.7
-30	33%	203.7	390.7
-45	0	239.9	452.6

Permitting

A Notice of Intent (“NOI”) to prepare an Environmental Impact Statement (“EIS”) for the Gibellini project was published on July 14, 2020 in the Federal Register. The NOI commences the National Environmental Policy Act (“NEPA”) review by the Bureau of Land Management (“BLM”). The Gibellini project conforms to the current U.S. administrations green energy initiatives and the EIS Record Of Decision (“ROD”) is expected in early 2022. Operating permits from the State of Nevada are on track to be received on the same timeline as the ROD. The renewable energy alternative in the EIS includes 6 MW of solar panels and a 10 MW vanadium flow battery to provide 100% of the Gibellini project’s electrical power demand. If selected by the BLM, the Gibellini project would be the first mine in the US completely powered by renewable energy. The Gibellini project would also be the first primary vanadium mine in the U.S.

Vanadium as a Critical Metal

Vanadium was designated a critical material by the U.S. government in 2018 due to its importance to the defense and energy storage sectors and there being no domestic production with all supply through imports, mostly from Russia, China, and South Africa.

Vanadium alloy steel is 30% lighter than non-alloyed steel, with double the tensile strength. It is used extensively in the aerospace and defense sectors, as well as in skyscraper construction. A structural vanadium deficit is expected to occur by 2025 with the rising popularity of the vanadium redox flow battery which is a mature technology featuring up to an eight-hour duration discharge and is scalable to hundreds of megawatt hours. Battery life is projected to be a minimum of 20 years with no expected degradation of the vanadium or the charge density.

Expansion Potential

Opportunity exists to upgrade the Gibellini, Louie Hill and Bisoni Mckay Inferred Mineral Resources to higher confidence categories through drilling, and to incorporate Bisoni McKay Mineral Resources in future economic studies.

The acquisition of the Bisoni McKay deposit in September of 2020 significantly expanded the Company’s land position from approximately 7 km of Woodruff Formation strike to 21 km . The Woodruff Formation is the host of the vanadium mineralization in the three deposits. Numerous vanadium-bearing surface rocks were identified by the Company in its 2019 reconnssance program of surface exposures of the Woodruff Formation. These may warrant drill programs upon further investigation (see Company’s press release dated May 26, 2019).

Data Verification

Data verification performed in support of the Mineral Resource estimates included in the technical report that supports the 2021 PEA included site visits; review of QA/QC data, sampling analytical data and drill campaigns; database verification; review of metallurgical data and metallurgical recovery assumptions including projected leach pad performance; review of mine and recovery plan assumptions; and review of commodity price, capital and operating cost assumptions

Qualified Persons
The following Qualified Persons (QPs) as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) reviewed the information in this news release that is summarized from the 2021 PEA in their areas of expertise:

Mr. Kirk Hanson, P.E., Wood, Technical Director, Open Pit Mining;

Mr. Todd Wakefield, RM SME, MTS, Managing Partner and Principal Geologist;

Mr. Piers Wendlandt, P.E., Wood, Principal Mining Engineer; and

Mr. Alan Drake, P.L.Eng., Wood, Manager Process Engineering.

Other technical contents of this news release not pertaining directly to the 2021 PEA were prepared under the supervision of Danniel Oosterman P.Geo, VP, Exploration with Silver Elephant. Mr. Oosterman is not independent of the Company in that he is employed as a consultant to the Company and most of his income is derived from the Company. Mr. Oosterman is a Qualified Person as defined in NI 43-101.

About Wood

Wood is a part of the Wood Group, a global leader in the delivery of project, engineering and technical services to energy and industrial markets. The Wood Group operates in more than 60 countries, employing around 55,000 people, with revenues of over $10 billion.

About Silver Elephant

Silver Elephant Mining Corp. is a premier mining and exploration company in nickel, silver, and vanadium.

Further information on Silver Elephant can be found at www.silverelef.com.

Silver Elephant Mining Corp
ON BEHALF OF THE BOARD

“JOHN LEE”
CEO and Chairman

For more information about Silver Elephant, please contact Investor Relations:
+1.604.569.3661 ext. 101
ir@silverelef.com www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the 2021 PEA representing a viable development option for the Gibellini project; (ii) construction of minprojecting operations and related actions; (iii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of sustaining capital and the duration of financing payback periods; (iv) the estimated amount of future production, both produced and metal recovered; and (vi) life of mine estimates and estimates of operating costs and total costs, cash flow, net present value and economic returns including internal rate of return estimates from an operating mine constructed at the Gibellini project.  All forward-looking statements are based on Silver Elephant’s or its consultants' current beliefs as well as various assumptions made by them and information currently available to them.  The most significant assumptions are set forth above, but generally these assumptions include: (i) the presence of and continuity of vanadium mineralization at the Gibellini project at estimated tonnages and grades; (ii) the geotechnical and metallurgical characteristics of rock conforming to sampled results; (iii) infrastructure construction costs and schedule; (iv) the availability of personnel, machinery and equipment at estimated prices and within the estimated delivery times; (v) currency exchange rates; (vi) vanadium sale prices; (vii) appropriate discount rates applied to the cash flows in the economic analysis; (viii) tax rates applicable to the proposed mining operation; (ix) the availability of acceptable financing on reasonable terms; (x) projected recovery rates and use of a process method, that although well-known and proven on other commodity types such as copper, has not been previously brought into production for a vanadium project; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; and (xiii) assumptions that project environmental approval and permitting will be forthcoming from county, state and federal authorities.  The economic analysis is partly based on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the2021 PEA based on these Mineral Resources will be realized. Currently there are no Mineral Reserves on the Gibellini property.  Although the Company’s management and its consultants consider these assumptions to be reasonable based on information currently available to them, such assumptions may prove to be incorrect.  Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein.  The cost estimate and economic analysis information was prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

These factors should be considered carefully, and readers should not place undue reliance on Silver Elephant’s or its consultants’ forward-looking statements.  Silver Elephant and its consultants believe that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct.  In addition, although Silver Elephant and its consultants have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Silver Elephant and its consultants undertake no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.